UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Winston Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
975657107
(CUSIP Number)
Joel E. Bernstein, M.D.
c/o Winston Pharmaceuticals, Inc.
100 North Fairway Drive, Suite 134
Vernon Hills, IL 60061
(847) 362-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	975657107

1	NAMES OF REPORTING PERSONS Bernstein, Joel E.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

	7	SOLE VOTING POWER

NUMBER OF		26,418,432 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,418,432 (1)

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,418,432 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 12,709,386 shares of common stock beneficially owned by Dr. Bernstein’s spouse, vested options to purchase 661,913 shares of common stock, and options to purchase 20,000 shares of common stock that will vest on April 7, 2010.

CUSIP No.	975657107
Item 1. Security and Issuer.
This statement relates to shares of common stock, par value $.001 per share, of Winston Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 100 North Fairway Drive, Suite 134, Vernon Hills, IL 60061.
Item 2. Identity and Background.
(a) Joel E. Bernstein
(b) c/o Winston Pharmaceuticals, Inc.
100 North Fairway Drive, Suite 134
Vernon Hills, IL 60061
(c) Dr. Bernstein is the president and chief executive officer of the Issuer.
(d) During the past five years, Dr. Bernstein has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) During the past five years, Dr. Bernstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Bernstein is a citizen of the United States.
Item 3. Source and Amount of Funds and Other Consideration.
The shares of the Issuer’s common stock were issued to Dr. Bernstein and his spouse as consideration for the Merger described in Item 4 herein below and in exchange of 11,561,598 shares of common stock of Winston Laboratories, Inc., a Delaware corporation (“Winston”), beneficially owned by Dr. Bernstein and his spouse. Options to purchase 893,583 shares (as adjusted to reflect the reverse stock split described herein below) of the Issuer’s common stock were issued to Dr. Bernstein as consideration for the Merger described in Item 4 herein below and in exchange of options to purchase 405,000 shares of Winston common stock beneficially owned by Dr. Bernstein. The share exchange, after giving effect to the Issuer’s 8-to-1 reverse stock split of all issued and outstanding classes of its capital stock on December 15, 2008, was reported on the Over-The-Counter Bulletin Board on January 16, 2009 and the shares were issued to Dr. Bernstein and his spouse on February 17, 2009. On December 15, 2008, Dr. Bernstein gifted 4,385 shares (on a post reverse stock split basis) to certain members of his immediate family. On January 12, 2009, Dr. Bernstein exercised options to purchase 231,670 shares of the Issuer’s common stock at an exercise price of $0.40 per share. On April 7, 2009, Dr. Bernstein was awarded options to purchase 100,000 shares of the Company’s common stock which options vest in five equal annual installments commencing on April 7, 2010.
Item 4. Purpose of Transaction.
Effective November 13, 2007, the Issuer entered into a definitive Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Winston, Winston Acquisition Corp., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of the Issuer that was formed to facilitate the Merger pursuant to which on September 25, 2008, Winston became a wholly-owned subsidiary of the Issuer (the “Merger”). Under the terms of the Merger Agreement, at the closing of the Merger:
•
all of the issued and outstanding capital stock of Winston consisting of 23,937,358 shares of common stock, par value $0.001 per share, 5,815,851 shares of the Winston Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), and 4,187,413 shares of the Winston Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), was exchanged for 422,518,545 shares of the Issuer’s common stock, par value $0.001 per share (at an exchange ratio of 17.65101 shares of Issuer common stock per share of Winston common stock), 101,849 shares of the Issuer’s Series A Convertible Preferred Stock and 73,332 shares of the Issuer’s Series B Convertible Preferred Stock (at an exchange ratio of .01751238 shares of Issuer preferred stock per share of Winston preferred stock);

CUSIP No.	975657107
•	the Issuer assumed Winston’s stock option plans;

•	Winston’s outstanding 1,643,750 options to purchase 1,643,750 shares of Winston’s common stock were converted to options to purchase 29,013,848 shares of the Issuer’s common stock;

•
all of outstanding warrants to purchase Winston Series A Preferred Stock were assumed by the Issuer and amended and converted into the right to acquire, expiring November 13, 2012, upon the exercise of such warrants, an aggregate of 71,672 shares of the Issuer’s Series A Preferred Stock at a price per share of $49.09.

Prior to the closing of the Merger, the Issuer had 18,332,896 shares of common stock issued and outstanding and, subsequent to the Merger, the Issuer had 440,851,441 shares of common stock issued and outstanding. Effective December 15, 2008, the Issuer effected an 8-to-1 reverse stock split of all issued and outstanding classes of its capital stock. The Issuer had no shares of Series A or Series B Preferred Stock outstanding prior to the Merger.
On September 24, 2009, each outstanding share of Winston Pharmaceuticals, Inc. (the “Company”) Series A Convertible Preferred Stock, par value $.001 per share, and Series B Convertible Preferred Stock, par value $.001 per share, automatically converted into 1,000 fully-paid, non-assessable shares of the Company’s common stock, par value $.001 per share (“Common Stock”). In addition, in connection with such conversion, each outstanding warrant to purchase shares of Series A Convertible Preferred Stock automatically converted into the right to acquire 1,000 shares of Common Stock upon the exercise of such warrant, at an exercise price of $0.39 per share of Common Stock.
Item 5. Interest in Securities of the Company.
(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Dr. Bernstein may be found in rows 11 and 13 of the Cover Page of this Schedule 13D, which hereby is incorporated by reference.
(b) The powers that Dr. Bernstein has relative to the shares of the Issuer’s common stock discussed herein may be found in rows 7 through 10 of the Cover Page of this Schedule 13D, which hereby is incorporated by reference.
(c) On April 7, 2009, Dr. Bernstein was awarded options to purchase 100,000 shares of the Company’s common stock which options vest in five equal annual installments commencing on April 7, 2010. On February 12, 2010, Pharmaceutical Financial Syndicate, LLC (“PFS”), whose members include Dr. Bernstein, executed a letter of intent with Frost Gamma Investments Trust, Subbarao Uppaluri, a director of the Company, Steven D. Rubin, and Jane Hsiao, Ph.D. (collectively, the “Frost Group”), to acquire 100% of the Company’s capital stock (the “Acquisition”) beneficially owned by all of the members of the Frost Group consisting of an aggregate of 18,399,271 outstanding shares of common stock and warrants to purchase an aggregate of 8,958,975 shares of common stock (collectively, the “Acquired Securities”). Upon completion of the Acquisition, as the manager of PFS, Dr. Bernstein would be deemed to be the beneficial owner of all of the Acquired Securities. These interests, together with Dr. Bernstein’s other equity interests in the Company, would be an aggregate of 44,135,790 shares of common stock, options to purchase 761,913 shares of common stock (including 661,913 vested options and 20,000 options that will vest within 60 days of the date of this report), and warrants to purchase 8,958,975 shares of common stock, or approximately 61.8% of the Company. Dr. Bernstein intends to disclaim beneficial ownership of those Acquired Securities in which he does not have a pecuniary interest through PFS.
(d) None.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Item 5(c).
Item 7. Materials to be Filed as Exhibits.
Letter of Intent Between Pharmaceutical Financial Syndicate, LLC, Frost Gamma Investments Trust, Subbarao Uppaluri, Steven D. Rubin and Jane Hsiao, Ph.D.

CUSIP No.	975657107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2010	/s/ Joel E. Bernstein
Joel E. Bernstein, M.D.